SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07 NIRE 35.300.147.952

Publicly Held Company

NOTICE TO THE MARKET

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), in continuation to the Material Fact released on December 16, 2019, hereby informs to its shareholders and the market that the Company and UPCON Incorporadora SA (“UPCON”) have extended the deadline to conclude the negotiation of the potential acquisition, by Gafisa, of all shares issued by UPCON.

The Company will inform the market and its shareholders regarding the conclusion of the deal.

São Paulo, February 17th, 2020.

GAFISA S.A.

André Luis Ackermann

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 17, 2020

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer